T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

January 16, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Jonathan Burr
Division of Corporation Finance
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Red Oak Capital Fund IV, LLC
Offering Statement on Form 1-A
Filed November 19, 2019
File No. 024-11118

Dear Mr. Burr:

This letter is submitted on behalf of Red Oak Capital Fund IV, LLC, a Delaware limited liability company (the “Issuer”). I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated January 13, 2020 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on November 19, 2019, as previously amended (the “Offering Statement”), and an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission on January 14, 2020. This letter is being submitted contemporaneously with the filing of the second amendment of the Offering Statement (the “Second Amendment”) containing changes made in response to the Staff’s comments.

For the Staff’s ease of review, we have also provided two clean copies of the Second Amendment, along with two redlines marked against the Offering Statement.

Comment Letter:

1.
We note your response to comment 5 and that ROCF II and ROCF III have only just commenced operations. However, based on the Form 1-SA filed on September 26, 2019 by ROCF II, it appears that ROCF II provided $20,041,750 of senior secured loans to various borrowers. It appears that the sponsor's public track record of its prior programs would present meaningful material information to investors. Please disclose the sponsor's public track record, including acquisition data and commissions, management compensation and other compensation data or provide us with a detailed analysis as to why this information is not material to investors.

Issuer’s Response: In response to Staff’s comment, please see the Issuer’s revised disclosure on page 52 of the Second Amendment.

Oral Comment:

Issuer’s Response: In response to the Staff’s oral comment, the Issuer has determined that if it does not redeem the Bonds at or prior to maturity, it will file, and seek to have a qualified, a new offering statement under Regulation A with regard to the renewals. As disclosed in the Second Amendment, no renewals will occur prior to the qualification of such an offering statement(s). Please see the Issuer’s revised disclosure on pages 3 and 44 of the Second Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Comment Letter and oral comment received from the Staff. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:
Chip Cummings (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

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